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                             May 16, 2023

       Manavendra Sial
       Senior Vice President and Chief Financial Officer
       Fluence Energy, Inc.
       4601 Fairfax Drive , Suite 600
       Arlington , Virginia

                                                        Re: Fluence Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Response dated
April 6, 2023
                                                            File No. 1-40978

       Dear Manavendra Sial:

               We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 23, 2023 letter.

       Response Letter dated April 6, 2023

       Form 10-K for the Fiscal Year Ended September 30, 2022
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 58

   1. We note your response to prior comment 1 regarding your adjustments for COVID-19 related expenses and
the loss related to the Cargo Loss Incident. As these adjustments appear to be for
normal, recurring operating expenses, please revise your presentation for all periods presented,
in future filings, to exclude them from your non-GAAP financial measures.


                                                        You may contact Charles
Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
 Manavendra Sial
Fluence Energy, Inc.
May 16, 2023
Page 2

with any questions.



FirstName LastNameManavendra Sial   Sincerely,
Comapany NameFluence Energy, Inc.
                                    Division of Corporation Finance
May 16, 2023 Page 2                 Office of Manufacturing
FirstName LastName